UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of February 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 1, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:February 1, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors sales for January 2016 at 47,034 units

Key Highlights:

  LCVs witnessed a growth of 12% in January 2016, bucking recent trends
  M&HCVs continued the strong growth with 30% in January 2016
  Company's exports grew by 42% in January 2016

Mumbai, February 01, 2016:Tata Motors continued to witness year-on-year growth in the M&HCV segment in January 2016, with a growth of 30%. Total sales of Tata Motors passenger and commercial vehicles (including exports) were at 47,034 vehicles, higher by 10%, over 42,595 vehicles, sold in January 2015. The domestic sale of Tata commercial and passenger vehicles for January 2016 were at 41,398 nos. higher by 7% over 38,634 vehicles sold in January 2015.

Cumulative sales (including exports) for the fiscal at 411,979 nos., higher by 2% over 405,581 vehicles, sold last year.

Commercial Vehicles

In commercial vehicles, while M&HCV sales continued to grow at 14,693 nos., higher by 30%, over January 2015, the Light & Small Commercial Vehicle sales has witnessed growth at 15,977 nos., higher by 12% over January 2015. The overall commercial vehicles sales for Tata Motors in the domestic market at 30,670 nos., in January 2016, is an increase of 20%, compared to 25,587 nos., in January 2015. This significant increase has been enabled by LCV growth supplementing the already prevailing MHCV growth. This is the second consecutive month of growth in LCVs, after many months, and if sustained, could see return of growth in this segment, albeit on a low base.

Cumulative sales of commercial vehicles in the domestic market for the fiscal are at 258,325 nos., lower by 1% over last year. Cumulative LCV sales are at 134,774 nos., a decline of 15% over last year, while M&HCV sales at 123,551 nos., were higher by 23%, over last year.

Passenger Vehicles

In January 2016, Tata Motors passenger vehicles sales were at 10,728 nos., decline of 18%, compared to 13,047 nos. The wholesales of passenger cars in January 2016 were lower by 20% at 9,350 nos., compared to 11,637 nos., in January 2015 and the UV sales declined by 2% at 1,378 nos., in January 2016.

Cumulative sales of all passenger vehicles in the domestic market for the fiscal are 107,118 nos., higher by 2% over last year.

Exports

The company's sales from exports were 5,636 nos., in January 2016, higher by 42% compared to 3,961 vehicles in January 2015. The cumulative sales from exports for the fiscal are at 46,536 nos., were higher by 15%, over 40,587 nos., sold last year.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.